SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Stefan Bort
Stefan Bort
Assistant Group Secretary

PDMR announcement following release of 2010 Group Performance Share Plan and Business Unit Performance Plan and Annual Investment Plan awards

Prudential plc (the Company)

Notification of interests of Directors/PDMRs and connected persons

The Company advises that on 2 April 2013 it released 1,208,664 shares and 140,151 ADRs in respect of the 2010 Group Performance Share Plan and Business Unit Performance Plan (the Plans) awards for the benefit of directors and Persons Discharging Managerial Responsibility (PDMRs) in the Company. In accordance with the rules of the Plans 629,768 shares and 70,076 ADRs were sold on 3/4 April 2013 by the BWCI Trust Company Limited at £10.6151 per share and $32.54370 per ADR to cover withholding tax and sales costs.

The number of ordinary shares of 5p released to the directors and PDMRs under both Plans is as follows:

Name	Beneficial Interest in shares before release of award	Number of shares released	% of issued shares acquired	Number of shares sold to meet tax & charges	% of issued shares sold
M Coltman	51,652	102,695	0.005	53,509	0.003
R Devey	275,443	231,722	0.01	120,738	0.005
M McLintock	682,733	73,728	0.003	38,416	0.002
N Nicandrou	350,907	231,727	0.01	120,740	0.005
T Thiam	923,839	568,792	0.03	296,365	0.02

The number of ADRs released to the director under both Plans is as follows:

Name	Beneficial interest in ADRs before release of award	Number of ADRs released	% of issued shares acquired	Number of ADRs sold to meet tax	% of issued shares sold
B Stowe	207,963	140,151	0.02	70,076	0.006

In addition on 2 April 2013, a release of the 2010 awards under the Annual Incentive Plan (AIP) in respect of the 2009 financial year was made. Under the AIP a percentage of an executive’s annual bonus award must be deferred in shares for a period of three years. In accordance with the rules of the Plans 10,589 shares and 10,119 ADRs were sold on 3/4 April 2013 by the BWCI Trust Company Limited at £10.6151 per share and $32.54370 per ADR to cover withholding tax and sales costs.

The number of ordinary shares of 5p released to the directors and PDMRs under the AIP is as follows:

Name	Beneficial Interest in shares before release of award	Number of shares released	% of issued shares acquired	Number of shares sold to meet tax & charges	% of issued shares sold
R Devey	275,443	29,755	0.002	1,575	0.00007
M McLintock	682,733	77,493	0.004	4,103	0.0002
N Nicandrou	350,907	27,276	0.002	1,444	0.00006
T Thiam	923,839	65,482	0.003	3,467	0.0002

The number of ADRs released to the director under the AIP is as follows:

Name	Beneficial interest in ADRs before release of award	Number of ADRs released	% of issued shares acquired	Number of ADRs sold to meet tax	% of issued shares sold
B Stowe	207,963	20,237	0.002	10,119	0.0008

On 4 April 2013 the company made the following awards to directors and PDMRs under its AIP arrangement. Under the AIP a percentage of an executive’s annual bonus award must be deferred in shares for a period of three years. As a result of bonus awards approved by the Remuneration Committee for the 2012 financial year the following awards have been made at a market price of £11.2417:

Name	Beneficial interest in shares before award	Number of shares awarded	% of issued shares awarded
M Coltman	100,838	22,089	0.0009
R Devey	384,852	25,234	0.001
J Foley	323,235	34,727	0.002
P Goerke	37,250	27,898	0.002
M McLintock	713,942	35,905	0.002
J Murray	0	22,882	0.0009
N Nicandrou	460,450	38,836	0.002
T Thiam	1,192,799	88,954	0.004

A further award in ADRs has been made at a market price of $34.34:

Name	Beneficial interest in ADRs held following transaction	Number of ADRS awarded	% of issued shares awarded
B Stowe	267,919	18,863	0.002
M Wells	359,207	40,182	0.004

AIP deferred share awards will be released to participants in April 2016, the shares and ADRs will be registered in the name of BWCI Trust Company Ltd and carry an entitlement to dividends which will be used to purchase additional shares on behalf of the recipient which will be held in trust until the release date.

Directors and PDMRs interests in the share capital of Prudential plc

Following the transactions detailed above the Directors and PDMRs have the following interests in ordinary shares of 5p of Company:

Name	Beneficial interest in shares held following transactions	% of issued shares held following transaction	Number of shares subject to performance conditions
M Coltman	122,927	0.005	151,274
R Devey	410,086	0.02	329,030
J Foley	357,962	0.02	351,917
P Goerke	65,148	0.003	237,038
M McLintock	749,847	0.03	95,596
J Murray	22,882	0.0009	178,607
N Nicandrou	499,286	0.02	337,858
B Stowe	668,869	0.03	367,824
T Thiam	1,281,753	0.06	897,382
M Wells	798,778	0.04	887,808

Part of Barry Stowe’s beneficial interest in shares is made up of 286,782 ADRs (representing 573,564 ordinary shares and 95,305 ordinary shares)

Mike Wells’ beneficial interest in shares is made up of 399,389 ADRs (representing 798,778 ordinary shares)

Prudential plc ADRs are issued at a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each.

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Date of Notification 5 April 2013

Contact

Jennie Webb, Share plans Advisor, 020 7548 2027

Stefan Bort, Assistant Group Secretary, 020 7548 2115